東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

04036136

SUPPL

30th July, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 29th July, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

dw 8/10

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

PROPOSED CONNECTED TRANSACTIONS — PROVISION OF CONSTRUCTION PROJECT MANAGEMENT SERVICES FOR A PROPERTY DEVELOPMENT PROJECT

The Board wishes to announce that the Agreement was entered into between WMFE, an indirect wholly-owned subsidiary of the Company, and GTH on 29 July, 2004, pursuant to which GTH agreed to appoint WMFE as project manager to provide construction project management services in connection with the Project at the construction stage.

Within seven calendar days from the signing of the Agreement, WMFE will receive a deposit payment of RMB3,000,000 payable in HK$ equivalent (approximately HK$2,830,000) which shall constitute payment in part of the Basic Fee of RMB30,000,000 after the Agreement is approved by the Independent Shareholders. Such deposit shall be returned to GTH without any interest if the Agreement is not approved by the Independent Shareholders.

The maximum Service Fees receivable by WMFE under the Agreement amount to RMB40,000,000 (approximately HK$37,736,000), comprising the Basic Fee of RMB30,000,000 in aggregate and payable in HK$ equivalent (approximately HK$28,302,000) and the Incentive Fee of up to RMB10,000,000 in aggregate and payable in HK$ equivalent (approximately HK$9,434,000).

Pursuant to the Letter of Undertaking, Minmetals HK has agreed to guarantee the payment obligations of GTH under the Agreement.

The provision of the Services is in the ordinary and usual course of business (as defined in the Listing Rules) of the Group and the terms of the Agreement and the Letter of Undertaking were determined after arm's length negotiations and on normal commercial terms. Since Minmetals HK is the controlling shareholder (as defined in the Listing Rules) of the Company and GTH (the sole owner of the Property) is an associate (as defined in the Listing Rules) of Minmetals HK, Minmetals HK and GTH are connected persons of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the Agreement together with the provision of the Letter of Undertaking by Minmetals HK constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Pursuant to Rule 14A.65(4) of the Listing Rules, the provision of the Letter of Undertaking is exempt from, inter alia, the Independent Shareholders' approval requirement. The Agreement and the provision of the Services by WMFE thereunder are subject to the approval of the Independent Shareholders in the SGM by poll, given that all of the applicable percentage ratios under Rule 14A.32 of the Listing Rules are more than 2.5%.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement.

A circular containing information regarding, amongst other matters, the Agreement, the Letter of Undertaking, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Agreement, and the notice of the SGM will be despatched to the Shareholders as soon as practicable. Minmetals HK and its associates (as defined in the Listing Rules) will abstain from voting at the SGM.

THE AGREEMENT

Date

29 July, 2004

Parties

(1) WMFE as the project manager; and

(2) GTH as the sole owner of the Property with associated development rights

Introduction

It is the understanding of the Company from GTH that construction progress of the Project has been substantially behind its original schedule. Currently, construction of the superstructure of the Property has almost been completed. In order to complete the remaining works of the Project as soon as practicable, and taking into account the relevant experience of the Group in acting as project manager for construction of the Group's real estate development project, Minmetals HK and GTH invited the Group to provide the Services.

Subject matter

The Agreement sets out the terms and conditions on which GTH appoints WMFE as project manager to provide the Services.

Duration and termination

Completion of the Project (including the passing of the overall acceptance inspection for the Project) is expected to take place within an 18-month period after the date of the Agreement, failing which such 18-month period shall be extended for 6 months.

The Agreement may be terminated by the service of at least 90 days' prior written notice of termination by either GTH or WMFE pursuant to the terms thereof, or by either party if completion of the Project (including the passing of the overall acceptance inspection for the Project) cannot take place within the extended 24-month period after the date of the Agreement.

Scope of the work to be performed by the project manager

As the project manager, WMFE will perform all acts in connection with the Project which are usually or customarily performed by a project manager, including managing the Project, advising GTH on and assisting GTH in the technical or professional aspects of the Project and control of construction cost, and assisting GTH to obtain the requisite occupation permit and prepare construction records.

Service Fees and terms of payment

Agreement and the provision of the Services by WMFE thereunder are subject to the approval of the Independent Shareholders in the SGM by poll, given that all of the applicable percentage ratios under Rule 14A.32 of the Listing Rules are more than 2.5%.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement.

A circular containing information regarding, amongst other matters, the Agreement, the Letter of Undertaking, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Agreement, and the notice of the SGM will be despatched to the Shareholders as soon as practicable. Minmetals HK and its associates (as defined in the Listing Rules) will abstain from voting at the SGM.

GENERAL

The Group is principally engaged in three types of businesses: manufacturing and trading, specialised construction contracting, and property development and leasing.

GTH is principally engaged in the development, construction, sales, leasing and management of certain properties (which include the Property) in the Tianhe area in Guangzhou, the PRC.

Minmetals HK is principally engaged in investment holding and the provision of corporate management services.

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Agreement"	the construction project management agreement dated 29 July, 2004 entered into between WMFE and GTH
"Basic Fee"	basic fees for the Services to be paid by GTH to WMFE in cash and in stages upon the achievement of certain work stages or milestones relating to the progress of the Project
"Board"	the board of Directors of the Company
"China Minmetals"	China Minmetals Corporation, a State-owned

(i) the Basic Fee amounting to RMB30,000,000 in aggregate and payable in HK$ equivalent (approximately HK$28,302,000) for the Services, which shall be payable in cash and in stages upon the achievement of certain work stages or milestones relating to the progress of the Project; and

(ii) the Incentive Fee of up to RMB10,000,000 in aggregate and payable in HK$ equivalent (approximately HK$9,434,000), which shall be payable in cash and in stages only if certain work stages or milestones relating to the progress of the Project shall have been achieved within the specified time-frame, and one of the milestones is the completion of the Project within an 18-month period after the date of the Agreement.

Within seven calendar days from the signing of the Agreement, WMFE will receive a deposit payment of RMB3,000,000 payable in HK$ equivalent (approximately HK$2,830,000) which shall constitute payment in part of the Basic Fee of RMB30,000,000 after the Agreement is approved by the Independent Shareholders. Such deposit shall be returned to GTH without any interest if the Agreement is not approved by the Independent Shareholders. The remaining Service Fees are payable upon completion of various specified stages within a period starting from the date of the Agreement to approximately one year after the completion of the Project (including the passing of the overall acceptance inspection for the Project).

Basis of the Service Fees

The Service Fees were determined by reference to (i) prevailing market conditions, (ii) the particular status of the Project's construction progress, and (iii) the benefits accruing to the Group as a result of the Agreement as mentioned in the paragraph below entitled "Reasons for and benefits of entering into the Agreement and the issuance of the Letter of Undertaking".

Condition precedent

The Agreement and the transactions contemplated therein are conditional upon the approval of the Independent Shareholders at the SGM by poll.

LETTER OF UNDERTAKING

Date

29 July, 2004

Parties

Minmetals HK

in favour of

WMFE

Subject matter

The Letter of Undertaking is issued by Minmetals HK in favour of WMFE in respect of the payment obligations of GTH under the Agreement.

Duration and termination

The Letter of Undertaking shall become effective when the Agreement becomes effective, and shall be valid and binding until GTH has fulfilled its payment obligations under the Agreement or the Agreement is terminated in accordance with the terms thereof.

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT AND THE ISSUANCE OF THE LETTER OF UNDERTAKING

The current principal activities of the Group include, inter alia, property development. As expertise in property project management is necessary for large property development projects, the experiences to be gained from the transactions contemplated under the Agreement will enhance the property project management ability of the Group for the future. This transaction is in line with the principal activities of the Group.

In 2003, the Group recruited a construction consultant specialist in Hong Kong as a member of its senior management in order to better manage the development and monitor the construction progress of the Group's property development project - Haitian Garden, Zhuhai, the PRC which is currently behind its original schedule. As a result of strengthened management, construction at Haitian Garden has been revitalised satisfactorily under the efforts of the Company's construction project management team. As such, the Directors (including the independent non-executive Directors) believe that the Group is well qualified to act as project manager and render the Services under the Agreement and consider that the entering into of the Agreement as an opportunity to generate revenues for the Group by utilising its existing strengths.

Since the provision of the Services is mainly consultancy in nature, the associated capital investment is low compared with the Service Fees to be received. Based on the budgets prepared by the Group and having taken into account the resources to be invested and the Service Fees to be received, the Directors are confident in achieving satisfactory profit from the transactions contemplated under the Agreement.

The Letter of Undertaking was requested by the Group to ensure that the payment obligations of GTH under the Agreement would be fulfilled.

The Directors (including the independent non-executive Directors) confirm that the terms of the Agreement and the Letter of Undertaking were determined after arm's length negotiations and on normal commercial terms and that the terms thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED TRANSACTIONS

As at the date hereof, Minmetals HK, which is wholly owned by China Minmetals, holds an approximately 53.95% indirect interest in the issued share capital of the Company. As such, Minmetals HK is the controlling shareholder (as defined in the Listing Rules) of the Company and since GTH (the sole owner of the Property) is an associate (as defined in the Listing Rules) of Minmetals HK, Minmetals HK and GTH are connected persons of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the Agreement together with the provision of the Letter of Undertaking by Minmetals HK constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The provision of the Services is in the ordinary and usual course of business (as defined in the Listing Rules) of the Group. Pursuant to Rule 14A.65(4)

"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"GTH"	Guangzhou Tian He Orienmet Property Co., Ltd. (廣州天河東鑫物業開發有限公司), a company established under the laws of the PRC with limited liability, 95% and 5% equity interests of which are held by companies controlled by China Minmetals and Guangzhou Tian He City Construction and Development Corporation (廣州市天河區城市建設開發總公司) respectively, and to the best of the Directors' knowledge, Guangzhou Tian He City Construction and Development Corporation and its ultimate beneficial owner are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined under the Listing Rules)
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Incentive Fee"	incentive fees to be paid by GTH to WMFE in cash only if certain work stages or milestones relating to the progress of the Project shall have been achieved within the specified time-frame
"Independent Board Committee"	the independent board committee of the Company comprising Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, independent non-executive Directors, which has been formed by the Board for the purpose of advising the Independent Shareholders in respect of the terms of the Agreement
"Independent Shareholders"	the Shareholders other than Minmetals HK and its associates (as defined in the Listing Rules)
"Letter of Undertaking"	the letter of undertaking dated 29 July, 2004 given by Minmetals HK in favour of WMFE in respect of the payment obligations of GTH under the Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability, and the controlling shareholder (as defined in the Listing Rules) of the Company which, together with its associates (as defined in the Listing Rules), are indirectly interested in approximately 53.95% of the issued share capital of the Company as at the date of this announcement
"PRC"	the People's Republic of China, and for the purpose of this announcement excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"Project"	the development and construction of the Property
"Property"	a 28-storey (with two basements levels) office complex with a total gross site area of approximately 4,411 square metres and estimated gross floor area on completion of approximately 37,220 square metres located at 610 Tian He Bei Road, Guangzhou, the PRC (中國廣州天河北路610號) which is under construction
"Services"	construction project management services to be provided by WMFE pursuant to the Agreement, under which, WMFE will perform all acts in connection with the Project which are usually or customarily performed by a project manager
"Service Fees"	the aggregate fees for the Services to be paid by GTH to WMFE under the Agreement of up to RMB40,000,000 in aggregate and payable in HK$ equivalent (approximately HK$37,736,000), comprising the Basic Fee and the Incentive Fee
"SGM"	a special general meeting of the Company to be convened to approve the Agreement and the transactions contemplated thereunder
"Shares"	shares of par value of HK$0.10 each in the issued share capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"WMFE"	Wilson Murray Far East Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	Percentage

Unless otherwise stated, the conversion of RMB into HK$ is based on the exchange rate of HK$1.00 = RMB1.06. Such conversion should not be construed as a representation that the amount in question has been, could have been or could be converted at any particular rate or at all.

By order of the Board
ONFEM Holdings Limited
Wang Xingdong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT

PROPOSED CONNECTED TRANSACTIONS — PROVISION OF CONSTRUCTION PROJECT MANAGEMENT SERVICES FOR A PROPERTY DEVELOPMENT PROJECT

The Board wishes to announce that the Agreement was entered into between WMFE, an indirect wholly-owned subsidiary of the Company, and GTH on 29 July, 2004, pursuant to which GTH agreed to appoint WMFE as project manager to provide construction project management services in connection with the Project at the construction stage.

Within seven calendar days from the signing of the Agreement, WMFE will receive a deposit payment of RMB3,000,000 payable in HK$ equivalent (approximately HK$2,830,000) which shall constitute payment in part of the Basic Fee of RMB30,000,000 after the Agreement is approved by the Independent Shareholders. Such deposit shall be returned to GTH without any interest if the Agreement is not approved by the Independent Shareholders.

The maximum Service Fees receivable by WMFE under the Agreement amount to RMB40,000,000 (approximately HK$37,736,000), comprising the Basic Fee of RMB30,000,000 in aggregate and payable in HK$ equivalent (approximately HK$28,302,000) and the Incentive Fee of up to RMB10,000,000 in aggregate and payable in HK$ equivalent (approximately HK$9,434,000).

Pursuant to the Letter of Undertaking, Minmetals HK has agreed to guarantee the payment obligations of GTH under the Agreement.

The provision of the Services is in the ordinary and usual course of business (as defined in the Listing Rules) of the Group and the terms of the Agreement and the Letter of Undertaking were determined after arm's length negotiations and on normal commercial terms. Since Minmetals HK is the controlling shareholder (as defined in the Listing Rules) of the Company and GTH (the sole owner of the Property) is an associate (as defined in the Listing Rules) of Minmetals HK, Minmetals HK and GTH are connected persons of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the Agreement together with the provision of the Letter of Undertaking by Minmetals HK constitute connected transactions for the Company under Chapter 14A of the Listing Rules. Pursuant to Rule 14A.65(4) of the Listing Rules, the provision of the Letter of Undertaking is exempt from, inter alia, the Independent Shareholders' approval requirement. The Agreement and the provision of the Services by WMFE thereunder are subject to the approval of the Independent Shareholders in the SGM by poll, given that all of the applicable percentage ratios under Rule 14A.32 of the Listing Rules are more than 2.5%.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement.

A circular containing information regarding, amongst other matters, the Agreement, the Letter of Undertaking, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Agreement, and the notice of the SGM will be despatched to the Shareholders as soon as practicable. Minmetals HK and its associates (as defined in the Listing Rules) will abstain from voting at the SGM.

THE AGREEMENT

Date

29 July, 2004

Parties

(1) WMFE as the project manager; and

(2) GTH as the sole owner of the Property with associated development rights

Introduction

It is the understanding of the Company from GTH that construction progress of the Project has been substantially behind its original schedule. Currently, construction of the superstructure of the Property has almost been completed. In order to complete the remaining works of the Project as soon as practicable, and taking into account the relevant experience of the Group in acting as project manager for construction of the Group's real estate development project, Minmetals HK and GTH invited the Group to provide the Services.

Subject matter

The Agreement sets out the terms and conditions on which GTH appoints WMFE as project manager to provide the Services.

Duration and termination

Completion of the Project (including the passing of the overall acceptance inspection for the Project) is expected to take place within an 18-month period after the date of the Agreement, failing which such 18-month period shall be extended for 6 months.

The Agreement may be terminated by the service of at least 90 days' prior written notice of termination by either GTH or WMFE pursuant to the terms thereof, or by either party if completion of the Project (including the passing of the overall acceptance inspection for the Project) cannot take place within the extended 24-month period after the date of the Agreement.

Scope of the work to be performed by the project manager

As the project manager, WMFE will perform all acts in connection with the Project which are usually or customarily performed by a project manager, including managing the Project, advising GTH on and assisting GTH in the technical or professional aspects of the Project and control of construction, cost, and assisting GTH to obtain the requisite occupation permit and prepare construction records.

Agreement and the provision of the Services by WMFE thereunder are subject to the approval of the Independent Shareholders in the SGM by poll, given that all of the applicable percentage ratios under Rule 14A.32 of the Listing Rules are more than 2.5%.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement.

A circular containing information regarding, amongst other matters, the Agreement, the Letter of Undertaking, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Agreement, and the notice of the SGM will be despatched to the Shareholders as soon as practicable. Minmetals HK and its associates (as defined in the Listing Rules) will abstain from voting at the SGM.

GENERAL

The Group is principally engaged in three types of businesses: manufacturing and trading, specialised construction contracting, and property development and leasing.

GTH is principally engaged in the development, construction, sales, leasing and management of certain properties (which include the Property) in the Tianhe area in Guangzhou, the PRC.

Minmetals HK is principally engaged in investment holding and the provision of corporate management services.

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely Mr. Liu Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"Agreement"	the construction project management agreement dated 29 July, 2004 entered into between WMFE and GTH
"Basic Fee"	basic fees for the Services to be paid by GTH to WMFE in cash and in stages upon the achievement of certain work stages or milestones relating to the progress of the Project
"Board"	the board of Directors of the Company

the Basic Fee amounting to RMB30,000,000 in aggregate and payable in HK$ equivalent (approximately HK$28,302,000) for the Services, which shall be payable in cash and in stages upon the achievement of certain work stages or milestones relating to the progress of the Project; and

(ii) the Incentive Fee of up to RMB10,000,000 in aggregate and payable in HK$ equivalent (approximately HK$9,434,000), which shall be payable in cash and in stages only if certain work stages or milestones relating to the progress of the Project shall have been achieved within the specified time-frame, and one of the milestones is the completion of the Project within an 18-month period after the date of the Agreement.

Within seven calendar days from the signing of the Agreement, WMFE will receive a deposit payment of RMB3,000,000 payable in HK$ equivalent (approximately HK$2,830,000) which shall constitute payment in part of the Basic Fee of RMB30,000,000 after the Agreement is approved by the Independent Shareholders. Such deposit shall be returned to GTH without any interest if the Agreement is not approved by the Independent Shareholders. The remaining Service Fees are payable upon completion of various specified stages within a period starting from the date of the Agreement to approximately one year after the completion of the Project (including the passing of the overall acceptance inspection for the Project).

Basis of the Service Fees

The Service Fees were determined by reference to (i) prevailing market conditions, (ii) the particular status of the Project's construction progress, and (iii) the benefits accruing to the Group as a result of the Agreement as mentioned in the paragraph below entitled "Reasons for and benefits of entering into the Agreement and the issuance of the Letter of Undertaking".

Condition precedent

The Agreement and the transactions contemplated therein are conditional upon the approval of the Independent Shareholders at the SGM by poll.

LETTER OF UNDERTAKING

Date

29 July, 2004

Parties

Minmetals HK

in favour of

WMFE

Subject matter

The Letter of Undertaking is issued by Minmetals HK in favour of WMFE in respect of the payment obligations of GTH under the Agreement.

Duration and termination

The Letter of Undertaking shall become effective when the Agreement becomes effective, and shall be valid and binding until GTH has fulfilled its payment obligations under the Agreement or the Agreement is terminated in accordance with the terms thereof.

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT AND THE ISSUANCE OF THE LETTER OF UNDERTAKING

The current principal activities of the Group include, inter alia, property development. As expertise in property project management is necessary for large property development projects, the experiences to be gained from the transactions contemplated under the Agreement will enhance the property project management ability of the Group for the future. This transaction is in line with the principal activities of the Group.

In 2003, the Group recruited a construction consultant specialist in Hong Kong as a member of its senior management in order to better manage the development and monitor the construction progress of the Group's property development project - Haitian Garden, Zhuhai, the PRC which is currently behind its original schedule. As a result of strengthened management, construction at Haitian Garden has been revitalised satisfactorily under the efforts of the Company's construction project management team. As such, the Directors (including the independent non-executive Directors) believe that the Group is well qualified to act as project manager and render the Services under the Agreement and consider that the entering into of the Agreement as an opportunity to generate revenues for the Group by utilising its existing strengths.

Since the provision of the Services is mainly consultancy in nature, the associated capital investment is low compared with the Service Fees to be received. Based on the budgets prepared by the Group and having taken into account the resources to be invested and the Service Fees to be received, the Directors are confident in achieving satisfactory profit from the transactions contemplated under the Agreement.

The Letter of Undertaking was requested by the Group to ensure that the payment obligations of GTH under the Agreement would be fulfilled.

The Directors (including the independent non-executive Directors) confirm that the terms of the Agreement and the Letter of Undertaking were determined after arm's length negotiations and on normal commercial terms and that the terms thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED TRANSACTIONS

As at the date hereof, Minmetals HK, which is wholly owned by China Minmetals, holds an approximately 53.95% indirect interest in the issued share capital of the Company. As such, Minmetals HK is the controlling shareholder (as defined in the Listing Rules) of the Company and since GTH (the sole owner of the Property) is an associate (as defined in the Listing Rules) of Minmetals HK, Minmetals HK and GTH are connected persons of the Company for the purpose of the Listing Rules. Accordingly, the transactions contemplated under the Agreement together with the provision of the Letter of Undertaking by Minmetals HK constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The provision of the Services is in the ordinary and usual course of business (as defined in the Listing Rules) of the Group. Pursuant to Rule 14A.65(4)

"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"GTH"	Guangzhou Tian He Orienmet Property Co., Ltd. (廣州天河東鑫物業開發有限公司), a company established under the laws of the PRC with limited liability, 95% and 5% equity interests of which are held by companies controlled by China Minmetals and Guangzhou Tian He City Construction and Development Corporation (廣州市天河區城市建設開發總公司) respectively, and to the best of the Directors' knowledge, Guangzhou Tian He City Construction and Development Corporation and its ultimate beneficial owner are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined under the Listing Rules)
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Incentive Fee"	incentive fees to be paid by GTH to WMFE in cash only if certain work stages or milestones relating to the progress of the Project shall have been achieved within the specified time-frame
"Independent Board Committee"	the independent board committee of the Company comprising Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, independent non-executive Directors, which has been formed by the Board for the purpose of advising the Independent Shareholders in respect of the terms of the Agreement
"Independent Shareholders"	the Shareholders other than Minmetals HK and its associates (as defined in the Listing Rules)
"Letter of Undertaking"	the letter of undertaking dated 29 July, 2004 given by Minmetals HK in favour of WMFE in respect of the payment obligations of GTH under the Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Minmetals HK"	China Minmetals H.K. (Holdings) Limited, a company incorporated in Hong Kong with limited liability, and the controlling shareholder (as defined in the Listing Rules) of the Company which, together with its associates (as defined in the Listing Rules), are indirectly interested in approximately 53.95% of the issued share capital of the Company as at the date of this announcement
"PRC"	the People's Republic of China, and for the purpose of this announcement excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"Project"	the development and construction of the Property
"Property"	a 28-storey (with two basements levels) office complex with a total gross site area of approximately 4,411 square metres and estimated gross floor area on completion of approximately 37,220 square metres located at 610 Tian He Bei Road, Guangzhou, the PRC (中國廣州天河北路610號) which is under construction
"Services"	construction project management services to be provided by WMFE pursuant to the Agreement, under which, WMFE will perform all acts in connection with the Project which are usually or customarily performed by a project manager
"Service Fees"	the aggregate fees for the Services to be paid by GTH to WMFE under the Agreement of up to RMB40,000,000 in aggregate and payable in HK$ equivalent (approximately HK$37,736,000), comprising the Basic Fee and the Incentive Fee
"SGM"	a special general meeting of the Company to be convened to approve the Agreement and the transactions contemplated thereunder
"Shares"	shares of par value of HK$0.10 each in the issued share capital of the Company
"Shareholders"	holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"WMFE"	Wilson Murray Far East Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	Percentage

Unless otherwise stated, the conversion of RMB into HK$ is based on the exchange rate of HK$1.00 = RMB1.06. Such conversion should not be construed as a representation that the amount in question has been, could have been or could be converted at any particular rate or at all.

By order of the Board
ONFEM Holdings Limited
Wang Xingdong

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

公佈

建議關連交易－
為一項物業發展項目
提供建築項目管理服務

董事會謹此宣佈榮利(本公司之間接全資附屬公司)與廣州天河於二零零四年七月二十九日簽訂該協議，據此，廣州天河同意委聘榮利為項目經理，以就該項目於在建階段提供建築項目管理服務。

於簽署該協議後7個公曆日內，榮利將收取相等於人民幣3,000,000元之港元(約2,830,000港元)之訂金。該訂金將會成為該協議取得獨立股東批准後之基本酬金人民幣30,000,000元之其中一部份。若該協議未能取得獨立股東之批准，該訂金(不連利息)將退回廣州天河。

榮利根據該協議可收取之服務酬金最高為人民幣40,000,000元(約37,736,000港元)，包括基本酬金總額相等於人民幣30,000,000元之港元(約28,302,000港元)及花紅總額最高為相等於人民幣10,000,000元之港元(約9,434,000港元)。

根據該保証函，香港五礦已同意就廣州天河於該協議項下之付款責任提供擔保。

提供該服務為本集團之日常業務(定義見上市規則)，而該協議及該保証函之條款乃經公平磋商及按一般商業條款釐訂。由於香港五礦為本公司之控股股東(定義見上市規則)及廣州天河(該物業之唯一擁有人)為香港五礦之聯繫人(定義見上市規則)，香港五礦及廣州天河均為上市規則所界定之本公司之關連人士。因此，根據上市規則第14A章，進行該協議項下之交易及由香港五礦提供之該保証函構成本公司之關連交易。根據上市規則第14A.65(4)條，該保証函獲豁免(其中包括)獨立股東批准之規定。鑒於該協議及榮利提供之該服務根據上市規則第14A.32條項下適用之所有百分比率高於2.5%，其須於股東特別大會上以數票方式獲得獨立股東之批准。

董事會已成立獨立董事委員會就該協議向獨立股東提供意見。獨立財務顧問亦將受聘就該協議之條款向獨立董事委員會及獨立股東提供意見。

一份載有有關(其中包括)該協議、該保証函、獨立董事委員會致獨立股東之建議及獨立財務顧問對該協議之意見，以及股東特別大會會議通知等資料之通函將於儘快及可行之情況下寄發予股東。香港五礦及其聯繫人(定義見上市規則)將於股東特別大會上放棄投票權。

該協議

日期

二零零四年七月二十九日

訂約方

(1) 榮利(作為項目經理)；及

(2) 廣州天河(作為該物業及相關開發權之唯一擁有人)

緒言

本公司從廣州天河得悉該項目之建築進度落後於原訂計劃。現時，該物業之上蓋工程已經接近完成。為促使該項目餘下之工程能儘快完成，及經考慮本集團作為本集團房地產發展項目之項目經理擁有之相關經驗，香港五礦及廣州天河邀請本集團提供該服務。

協議事項

該協議列載廣州天河委聘榮利為項目經理之條款及條件，以提供該服務。

年期及終止

該項目預期將於該協議日期後18個月期間內完成(包括通過該項目之總體驗收)，否則該18個月期間將被延長6個月。

按其所載之條款，該協議可於廣州天河或榮利發出最少90天之書面通知後終止，或該項目若未能於該協議日期後已延長之24個月內完成(包括通過該項目之總體驗收)，訂約任何一方可立即終止該協議。

由項目經理履行之工作範圍

作為項目經理，榮利將履行作為有關該項目之項目經理一般或慣常履行之所有工作，包括管理該項目、向廣州天河提供技術或專業方面之意見及協助、控制建築成本，以及協助廣州天河取得入伙證及整理建築紀錄等。

服務酬金及付款條款

廣州天河按照該協議需要支付予榮利之服務酬金最高為相等於人民幣40,000,000元之港元(約37,736,000港元)，包括：

一份載有有關(其中包括)該協議、該保証函、獨立董事委員會致獨立股東之建議及獨立財務顧問對該協議之意見，以及股東特別大會會議通知等資料之通函將於儘快及可行之情況下寄發予股東。香港五礦及其聯繫人(定義見上市規則)將於股東特別大會上放棄投票權。

一般事項

本集團主要從事三類業務：製造及貿易、專業建築承包及房地產發展及租賃。

廣州天河主要從事發展、建築、銷售、租賃及管理位於中國廣州天河區之若干物業(包括該物業)之業務。

香港五礦主要從事投資控股及提供企業管理服務之業務。

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「該協議」	指	日期為二零零四年七月二十九日由榮利及廣州天河簽訂之項目管理服務協議
「基本酬金」	指	於該項目達到若干工作階段或進度時，由廣州天河以現金支付予榮利有關該服務之基本酬金
「董事會」	指	本公司董事會
「中國五礦」	指	中國五礦集團公司，一家中國國有企業及全資擁有香港五礦
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事(包括獨立非執行董事)
「本集團」	指	本公司及其附屬公司
「廣州天河」	指	廣州天河東盛物業開發有限公

廣州天河按照該協議需要支付予榮利之服務酬金最高為相等於人民幣40,000,000元之港元(約37,736,000港元)，包括：

(i) 該服務之基本酬金總額相等於人民幣30,000,000元之港元(約28,302,000港元)，將待該項目達到若干工作階段或進度時以現金支付；

(ii) 總額不超過相等於人民幣10,000,000元之港元(約9,434,000港元)之花紅，只會於該項目之若干工作階段或進度能在指定時間內達到，方以現金支付，而其中一項工作進度為於該協議日期後18個月期間內完成該項目。

於簽署該協議後7個公曆日內，榮利將收取相等於人民幣3,000,000元之港元(約2,830,000港元)之訂金，該訂金將會成為該協議取得獨立股東批准後之基本酬金人民幣30,000,000元之其中一部份。若該協議未能取得獨立股東之批准，該訂金(不連利息)將退回廣州天河。餘下之服務酬金將於完成各指定之工作階段後及由該協議日期起至該項目完成(包括通過該項目之總體驗收)後約一年內期間支付。

服務酬金基準

服務酬金乃按(i)現行市場情況，(ii)該項目建築進度之具體個別情況，及(iii)如下文「簽訂該協議及發出該保証函之原因及利益」部份所述本集團因該協議所產生之利益後釐訂。

先決條件

該協議及其項下之交易須獲得獨立股東於股東特別大會上以數票方式批准。

該保証函

日期

二零零四年七月二十九日

訂約方

香港五礦為擔保人
榮利為受益人

擔保事項

該保証函由香港五礦向榮利發出，以擔保廣州天河履行該協議項下之付款責任。

年期及終止

該保証函將於該協議生效時開始生效，並為有效及有約束力直至廣州天河完成履行其於該協議項下之付款責任或該協議根據其所載之條款而被終止。

簽訂該協議及發出該保証函之原因及利益

物業發展為本集團現時之主要業務之一。鑒於大型物業發展項目需要物業項目管理的專業知識，從該協議項下之交易中取得之經驗將有助提高本集團於未來之物業項目管理能力。此交易與本集團之主要業務一致。

為了更完善地監控本集團之物業發展項目 — 中國珠海海天花園(現時進度落後於原訂計劃)之發展及建築進度，本集團於二零零三年於香港聘請一位建築專業顧問加入其高級管理層。由於加強管理，海天花園之建築工作經本公司之建築項目管理人員努力後已經成功恢復。因此，董事(包括獨立非執行董事)認為本集團具有足夠資格出任項目經理及提供該協議項下之該服務，並認為簽訂該協議為利用本集團現有之長處為其帶來收益之機會。

鑒於提供該服務主要為顧問性質，相關之資金投資較所收取之服務酬金為低。根據本集團編製之預算及考慮到所投入之資源及將收取之服務酬金，董事有信心能於該協議項下之交易中取得滿意的利潤。

該保証函應本集團之要求而發出，以確保廣州天河於該協議項下之付款責任獲履行。

董事(包括獨立非執行董事)確認該協議及該保証函之條款乃經公平磋商及按一般商業條款釐訂，而該等條款亦屬公平及合理，以及符合本公司及股東之整體利益。

關連交易

於本公佈之日期，香港五礦(由中國五礦全資擁有)持有本公司已發行股本中約53.95%之間接權益。因此，香港五礦為本公司之控股股東(定義見上市規則)及由於廣州天河(該物業之唯一擁有人)為香港五礦之聯繫人(定義見上市規則)，香港五礦及廣州天河均為上市規則所界定之本公司之關連人士。因此，根據上市規則第14A章，該協議項下之交易及由香港五礦提供之該保証函構成本公司之關連交易。

提供該服務為本集團之日常業務(定義見上市規則)。根據上市規則第14A.65(4)條，該保証函獲豁免(其中包括)獨立股東批准之規定。鑒於該協議及榮利提供之該服務根據上市規則第14A.32條項下適用之所有百分比率高於2.5%，其須於股東特別大會上以數票方式獲得獨立股東之批准。

董事會已成立獨立董事委員會就該協議向獨立股東提供意見。獨立財務顧問亦將受聘就該協議之條款向獨立董事委員會及獨立股東提供意見。

		司及由中國五礦控制之公司及廣州市天河區城市建設開發總公司分別持有其95%及5%之權益，及就董事所知，廣州市天河區城市建設開發總公司及其最終實益持有人均為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人(定義見上市規則)概無關連
「香港」	指	中國香港特別行政區
「花紅」	指	由廣州天河向榮利支付之花紅，其只會能在指定時間內達到該項目若干工作階段或進度，方以現金支付
「獨立董事委員會」	指	由董事會成立之本公司獨立董事委員會，其由獨立非執行董事(即林潛先生、馬紹援先生及譚惠珠女士)組成，以就該協議之條款向獨立股東提供意見
「獨立股東」	指	香港五礦及其聯繫人(定義見上市規則)以外之股東
「該保証函」	指	日期為二零零四年七月二十九日由香港五礦向榮利發出之保証函，以擔保廣州天河履行其於該協議項下之付款責任
「上市規則」	指	聯交所證券上市規則
「香港五礦」	指	中國五礦香港控股有限公司，於香港註冊成立之有限公司及本公司之控股股東(定義見上市規則)。於本公佈之日期，香港五礦及其聯繫人(定義見上市規則)間接擁有本公司已發行股本約53.95%
「中國」	指	中華人民共和國(就本公佈而言，不包括香港、澳門特別行政區及台灣)
「該項目」	指	該物業之發展及建築
「該物業」	指	位於中國廣州市天河北路610號及仍在興建中之28層綜合辦公樓(連2層地下室)，其佔地面積約4,411平方米及預期完成後總樓宇面積約37,220平方米
「該服務」	指	由榮利根據該協議提供之建築項目管理服務，榮利將就該項目提供作為項目經理一般或慣常履行之所有工作
「服務酬金」	指	由廣州天河向榮利支付有關該服務總額不超過相等於人民幣40,000,000元之港元(約37,736,000港元)之酬金，包括基本酬金及花紅
「股東特別大會」	指	即將召開以批准該協議及其項下交易之本公司股東特別大會
「股份」	指	本公司已發行股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「榮利」	指	榮利有限公司，於香港註冊成立之有限公司及本公司之間接全資附屬公司
「港元」	指	港元，香港流通之法定貨幣
「人民幣」	指	人民幣，中國流通之法定貨幣
「%」	指	百分比

除非另有所指，換算人民幣為港元之匯率按人民幣1.06元兌1.00港元。該換算並不代表任何金額之人民幣或港元已經依照或可能已經依照或可以依照上述匯率或其他匯率來兌換。

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零四年七月二十九日

* *僅供識別*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：230）

公佈

建議關連交易－為一項物業發展項目提供建築項目管理服務

董事會謹此宣佈榮利（本公司之間接全資附屬公司）與廣州天河於二零零四年七月二十九日簽訂該協議，據此，廣州天河同意委聘榮利為項目經理，以就該項目於在建階段提供建築項目管理服務。

於簽署該協議後7個公曆日內，榮利將收取相等於人民幣3,000,000元之港元（約2,830,000港元）之訂金。該訂金將會成為該協議取得獨立股東批准後之基本酬金人民幣30,000,000元之其中一部份。若該協議未能取得獨立股東之批准，該訂金（不連利息）將退回廣州天河。

榮利根據該協議可收取之服務酬金最高為人民幣40,000,000元（約37,736,000港元），包括基本酬金總額相等於人民幣30,000,000元之港元（約28,302,000港元）及花紅總額最高為相等於人民幣10,000,000元之港元（約9,434,000港元）。

根據該保証函，香港五礦已同意就廣州天河於該協議項下之付款責任提供擔保。

提供該服務為本集團之日常業務（定義見上市規則），而該協議及該保証函之條款乃經公平磋商及按一般商業條款釐訂。由於香港五礦為本公司之控股股東（定義見上市規則）及廣州天河（該物業之唯一擁有人）為香港五礦之聯繫人（定義見上市規則），香港五礦及廣州天河均為上市規則所界定之本公司之關連人士。因此，根據上市規則第14A章，進行該協議項下之交易及由香港五礦提供之該保証函構成本公司之關連交易。根據上市規則第14A.65(4)條，該保証函獲豁免（其中包括）獨立股東批准之規定。鑒於該協議及榮利提供之該服務根據上市規則第14A.32條項下適用之所有百分比率高於2.5%，其須於股東特別大會上以數票方式獲得獨立股東之批准。

董事會已成立獨立董事委員會就該協議向獨立股東提供意見。獨立財務顧問亦將受聘就該協議之條款向獨立董事委員會及獨立股東提供意見。

一份載有有關（其中包括）該協議、該保証函、獨立董事委員會致獨立股東之建議及獨立財務顧問對該協議之意見，以及股東特別大會會議通知等資料之通函將於儘快及可行之情況下寄發予股東。香港五礦及其聯繫人（定義見上市規則）將於股東特別大會上放棄投票權。

該協議

日期

二零零四年七月二十九日

訂約方

(1) 榮利（作為項目經理）；及

(2) 廣州天河（作為該物業及相關開發權之唯一擁有人）

緒言

本公司從廣州天河得悉該項目之建築進度落後於原訂計劃。現時，該物業之上蓋工程已經接近完成。為促使該項目餘下之工程能儘快完成，及經考慮本集團作為本集團房地產發展項目之項目經理擁有之相關經驗，香港五礦及廣州天河邀請本集團提供該服務。

協議事項

該協議列載廣州天河委聘榮利為項目經理之條款及條件，以提供該服務。

年期及終止

該項目預期將於該協議日期後18個月期間內完成（包括通過該項目之總體驗收），否則該18個月期間將被延長6個月。

按其所載之條款，該協議可於廣州天河或榮利發出最少90天之書面通知後終止，或該項目若未能於該協議日期後已延長之24個月內完成（包括通過該項目之總體驗收），訂約任何一方可立即終止該協議。

由項目經理履行之工作範圍

作為項目經理，榮利將履行作為有關該項目之項目經理一般或慣常履行之所有工作，包括管理該項目、向廣州天河提供技術或專業方面之意見及協助、控制建築成本，以及協助廣州天河取得入伙證及整理建築紀錄等。

服務酬金及付款條款

廣州天河按照該協議需要支付予榮利之服務酬金最高為相等於人民幣40,000,000元之港元（約37,736,000港元），包括：

(1) 該服務之基本酬金總額相等於人民幣30,000,000元之港元

一份載有有關（其中包括）該協議、該保証函、獨立董事委員會致獨立股東之建議及獨立財務顧問對該協議之意見，以及股東特別大會會議通知等資料之通函將於儘快及可行之情況下寄發予股東。香港五礦及其聯繫人（定義見上市規則）將於股東特別大會上放棄投票權。

一般事項

本集團主要從事三類業務：製造及貿易、專業建築承包及房地產發展及租賃。

廣州天河主要從事發展、建築、銷售、租賃及管理位於中國廣州天河區之若干物業（包括該物業）之業務。

香港五礦主要從事投資控股及提供企業管理服務之業務。

於本公佈之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「該協議」	指	日期為二零零四年七月二十九日由榮利及廣州天河簽訂之項目管理服務協議
「基本酬金」	指	於該項目達到若干工作階段或進度時，由廣州天河以現金支付予榮利有關該服務之基本酬金
「董事會」	指	本公司董事會
「中國五礦」	指	中國五礦集團公司，一家中國國有企業及全資擁有香港五礦
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事（包括獨立非執行董事）
「本集團」	指	本公司及其附屬公司
「廣州天河」	指	廣州天河東鑾物業開發有限公司，根據中國法律成立之有限公

廣州天河按照該協議需要支付予榮利之服務酬金最高為相等於人民幣40,000,000元之港元（約37,736,000港元），包括：

(i) 該服務之基本酬金總額相等於人民幣30,000,000元之港元（約28,302,000港元），將待該項目達到若干工作階段或進度時以現金支付；

(ii) 總額不超過相等於人民幣10,000,000元之港元（約9,434,000港元）之花紅，只會於該項目之若干工作階段或進度能在指定時間內達到，方以現金支付；而其中一項工作進度為於該協議日期後18個月期間內完成該項目。

於簽署該協議後7個公曆日內，榮利將收取相等於人民幣3,000,000元之港元（約2,830,000港元）之訂金，該訂金將會成為該協議取得獨立股東批准後之基本酬金人民幣30,000,000元之其中一部份。若該協議未能取得獨立股東之批准，該訂金（不連利息）將退回廣州天河。餘下之服務酬金將於完成各指定之工作階段後及由該協議日期起至該項目完成（包括通過該項目之總體驗收）後約一年內期間支付。

服務酬金基準

服務酬金乃按(i)現行市場情況，(ii)該項目建築進度之具體個別情況，及(iii)如下文「簽訂該協議及發出該保証函之原因及利益」部份所述本集團因該協議所產生之利益後釐訂。

先決條件

該協議及其項下之交易須獲得獨立股東於股東特別大會上以投票方式批准。

該保証函

日期

二零零四年七月二十九日

訂約方

香港五礦為擔保人
榮利為受益人

擔保事項

該保証函由香港五礦向榮利發出，以擔保廣州天河履行該協議項下之付款責任。

年期及終止

該保証函將於該協議生效時開始生效，並為有效及有約束力直至廣州天河完成履行其於該協議項下之付款責任或該協議根據其所載之條款而被終止。

簽訂該協議及發出該保証函之原因及利益

物業發展為本集團現時之主要業務之一。鑒於大型物業發展項目需要物業項目管理的專業知識，從該協議項下之交易中取得之經驗將有助提高本集團於未來之物業項目管理能力。此交易與本集團之主要業務一致。

為了更完善地監控本集團之物業發展項目 — 中國珠海海天花園（現時進度落後於原訂計劃）之發展及建築進度，本集團於二零零三年於香港聘請一位建築專業顧問加入其高級管理層。由於加強管理，海天花園之建築工作經本公司之建築項目管理人員努力後已經成功恢復。因此，董事（包括獨立非執行董事）認為本集團具有足夠資格出任項目經理及提供該協議項下之該服務，並認為簽訂該協議為利用本集團現有之長處為其帶來收益之機會。

鑒於提供該服務主要為顧問性質，相關之資金投資較所收取之服務酬金為低。根據本集團編製之預算及考慮到所投入之資源及將收取之服務酬金，董事有信心能於該協議項下之交易中取得滿意的利潤。

該保証函應本集團之要求而發出，以確保廣州天河於該協議項下之付款責任獲履行。

董事（包括獨立非執行董事）確認該協議及該保証函之條款乃經公平磋商及按一般商業條款釐訂，而該等條款亦屬公平及合理，以及符合本公司及股東之整體利益。

關連交易

於本公佈之日期，香港五礦（由中國五礦全資擁有）持有本公司已發行股本中約53.95%之間接權益。因此，香港五礦為本公司之控股股東（定義見上市規則）及由於廣州天河（該物業之唯一擁有人）為香港五礦之聯繫人（定義見上市規則），香港五礦及廣州天河均為上市規則所界定之本公司之關連人士。因此，根據上市規則第14A章，該協議項下之交易及由香港五礦提供之該保証函構成本公司之關連交易。

提供該服務為本集團之日常業務（定義見上市規則）。根據上市規則第14A.65(4)條，該保証函獲豁免（其中包括）獨立股東批准之規定。鑒於該協議及榮利提供之該服務根據上市規則第14A.32條項下適用之所有百分比率高於2.5%，其須於股東特別大會上以投票方式獲得獨立股東之批准。

董事會已成立獨立董事委員會就該協議向獨立股東提供意見。獨立財務顧問亦將受聘就該協議之條款向獨立董事委員會及獨立股東提供意見。

「本集團」	指	本公司及其附屬公司
「廣州天河」	指	廣州天河東達物業開發有限公司，根據中國法律成立之有限公司及由中國五礦控制之公司及廣州市天河區城市建設開發總公司分別持有其95%及5%之權益，及就董事所知，廣州市天河區城市建設開發總公司及其最終實益持有人均為獨立第三者，與本公司或其任何附屬公司之董事、行政總裁、主要股東或彼等各自之聯繫人（定義見上市規則）概無關連
「香港」	指	中國香港特別行政區
「花紅」	指	由廣州天河向榮利支付之花紅，其只會能在指定時間內達到該項目若干工作階段或進度，方以現金支付
「獨立董事委員會」	指	由董事會成立之本公司獨立董事委員會，其由獨立非執行董事（即林濬先生、馬紹援先生及譚惠珠女士）組成，以就該協議之條款向獨立股東提供意見
「獨立股東」	指	香港五礦及其聯繫人（定義見上市規則）以外之股東
「該保証函」	指	日期為二零零四年七月二十九日由香港五礦向榮利發出之保証函，以擔保廣州天河履行其於該協議項下之付款責任
「上市規則」	指	聯交所證券上市規則
「香港五礦」	指	中國五礦香港控股有限公司，於香港註冊成立之有限公司及本公司之控股股東（定義見上市規則）。於本公佈之日期，香港五礦及其聯繫人（定義見上市規則）間接擁有本公司已發行股本約53.95%
「中國」	指	中華人民共和國（就本公佈而言，不包括香港、澳門特別行政區及台灣）
「該項目」	指	該物業之發展及建築
「該物業」	指	位於中國廣州市天河北路610號及仍在興建中之28層綜合辦公樓（連2層地下室），其佔地面積約4,411平方米及預期完成後總樓宇面積約37,220平方米
「該服務」	指	由榮利根據該協議提供之建築項目管理服務，榮利將就該項目提供作為項目經理一般或慣常履行之所有工作
「服務酬金」	指	由廣州天河向榮利支付有關該服務總額不超過相等於人民幣40,000,000元之港元（約37,736,000港元）之酬金，包括基本酬金及花紅
「股東特別大會」	指	即將召開以批准該協議及其項下交易之本公司股東特別大會
「股份」	指	本公司已發行股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「榮利」	指	榮利有限公司，於香港註冊成立之有限公司及本公司之間接全資附屬公司
「港元」	指	港元，香港流通之法定貨幣
「人民幣」	指	人民幣，中國流通之法定貨幣
「%」	指	百分比

除非另有所指，換算人民幣為港元之匯率按人民幣1.06元兌1.00港元。該換算並不代表任何金額之人民幣或港元已經依照或可能已經依照或可以依照上述匯率或其他匯率來兌換。

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零四年七月二十九日

* *僅供識別*